First Defiance Financial Corp.

September 2, 2009

Mr. David Lyon

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	First Defiance Financial Corporation (“First Defiance”)
File No. 0-26850

Dear Mr. Lyon:

This letter is to confirm my discussion yesterday with William Friar of the SEC staff and his agreement with our request for an extension to September 15, 2009 to file our response to the Staff’s comment letter dated August 27, 2009. The extension will allow appropriate time for review of our response by the audit committee of our board of directors, our independent registered public accountants and outside counsel, as appropriate.

Please contact me at (419) 785-2210 with any questions.

Very truly yours,

/s/ Donald P. Hileman
Donald P. Hileman
Chief Financial Officer